February 19, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Fast Lane Holdings, Inc.
           Registration Statement on Form 10-12G
           Filed January 25, 2019
           File No. 000-56019

Dear Mr. Moody:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G

Explanatory Note, page 1

1. Please see Exchange Act Section 12(g)(1) regarding the date that your registration statement will become effective. If you filed the registration statement voluntarily, you should consider withdrawing it prior to the effective date if you cannot resolve the comments before that time. You could then refile when you are able to respond to the comments.

Business, page 3

2. Please disclose your control persons' prior performance history with other public blank check and shell registrants. Include each such registrant's name, the date and nature of your control persons' relationship with each registrant, a brief description of any business
 Paul Moody
Fast Lane Holdings, Inc.
February 19, 2019
Page 2
         combinations involving each registrant, and the benefits received by each of your control persons from association with each registrant.
3. Please provide appropriate disclosure in your registration statement regarding the business of Giant Motorsports as required by Regulation S-K Items 101 and 303. Include as appropriate information regarding the development of that business and any claims, interest or responsibility you retain for that business's operations, equity, assets, liabilities or potential liabilities. Also, provide in Item 7 of your registration statement all disclosure required by Regulation S-K Item 404 regarding related persons' interests in the transactions that you mention in Item 1, including any interest those people retained in "GMOS Delaware" or its business.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 12

4. Please clarify, if true, that the price of your common stock is quoted on the Pink market.
5.       Please provide the disclosure required by Regulation S-K Item
201(b)(1).
Recent Sales of Unregistered Securities, page 13

6. Please provide the disclosure required by Regulation S-K Item 701 regarding the transactions that you mention in Item 1(a) of your registration statement.
Exhibits

7. Please file your bylaws and the agreements relating to the transactions mentioned in Item
         1(a) of your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Branch Chief, at (202) 551-3617 with any other questions.



FirstName LastNamePaul Moody                                   Sincerely,
Comapany NameFast Lane Holdings, Inc.
                                                               Division of
Corporation Finance
February 19, 2019 Page 2                                       Office of
Electronics and Machinery
FirstName LastName